                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                         Commission File Number 0-233-59
                                                ---------

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K   [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:  June 30, 2001
                 ---------------------------------------------------------------

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------------------------

                  Read attached instruction sheet before preparing form. Please print or type.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant              Anchor Glass Container Corporation
                       ---------------------------------------------------------

Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (Street and number)

                                         4343 Anchor Plaza Parkway
                         -------------------------------------------------------

City, state and zip code                Tampa, Florida  33634-7513
                         -------------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed.)

On August 3, 2001, Consumers Packaging Inc. ("Consumers"), the majority owner of Anchor Glass Container Corporation (the "Company") on a fully-diluted basis through an indirect, wholly-owned subsidiary, Consumers U.S., Inc., and Owens-Illinois, Inc. ("O-I") announced an agreement whereby O-I will acquire substantially all of Consumers' Canadian glass producing assets as well as the stock of Consumers U.S. On August 7, 2001, the Company was informed by its Chairman and Chief Executive Officer, John J. Ghaznavi, that he has entered into a letter of intent with O-I to purchase, individually or through an entity controlled by him, the shares of Consumers U.S., Inc. that O-I has agreed to purchase from Consumers. Management of the Company believes these transactions will trigger a requirement for the Company to make an offer to repurchase all of its outstanding bonds at 101% of the outstanding principal amount.

Anchor is trying to determine the impact of these disclosures with respect to its financial position and its liquidity and capital resources.

                                     PART IV
                                OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification

         Lois Spruill         (813)                   884-0000
--------------------------------------------------------------------------------
         (Name)            (Area code)           (Telephone Number)

                  (2)      Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes     [ ] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                                              [ ] Yes     [X] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Anchor Glass Container Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    August 14, 2001                      By   /s/ Dale A. Buckwalter
    -----------------------                    ---------------------------------
                                                  Dale A. Buckwalter
                                                  Senior Vice President and
                                                  Chief Financial Officer


                                       3